:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50

SEC FILE NUMBER 0-18603

CUSIP NUMBER 45810H107

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 26, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Integral Systems, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

5000 Philadelphia Way
Address of Principal Executive Office (Street and Number)

Lanham, MD 20706-4417
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

SEC 13344 (05-06)	Persons who are to respond to the collection of information contained in this form required to respond unless the form displays a currently valid OMB control number

Integral Systems, Inc. (the “Company”) is unable to timely file its Quarterly Report on Form 10-Q for the first quarter of fiscal 2009 (the “Form 10-Q”) without unreasonable effort and expense due to the continued significant effort involved in the Company’s transition from its previous auditors to Ernst & Young, LLP (“E&Y”).

On September 19, 2008, the Company engaged E&Y as the Company’s new independent registered public accounting firm. The transition from the Company’s previous auditors to E&Y has continued to necessitate significant effort in providing necessary financial data and other information to E&Y, particularly with respect to the Company’s revenue recognition policies, precluding a timely filing of the Form 10-Q on February 4, 2009. In part, the delay also relates to the Company’s efforts to address in the Form 10-Q comments from the Division of Corporation Finance of the Securities and Exchange Commission, which were received on January 29, 2009.

The Company currently expects to file the Form 10-Q on or before February 5, 2009, and in any event on or prior to the extended deadline of February 9, 2009.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William M. Bambarger, Jr.	(301)	731-4233
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Reference is made to the Company’s press release issued on February 3, 2009 and included as an exhibit to the Company’s Current Report on the Form 8-K dated the same date, in which the Company reported financial results for the first quarter of fiscal year 2009, which results indicated an increase in the Company’s revenue and a decrease in income from operations and net income compared to the corresponding period for fiscal 2008.

Integral Systems, Inc
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 4, 2009	By	/s/ William M. Bambarger, Jr
William M. Bambarger, Jr. Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).